April 2, 2012

Via EDGAR

Mr. Kevin W. Vaughn and Ms. Lindsay McCord
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Royal Bank of Canada – Form 40-F for the Fiscal Year Ended October 31, 2011 (SEC File No. 001-13928)

Dear Mr. Vaughn and Ms. McCord:

On behalf of Royal Bank of Canada (the “Bank”), this acknowledges receipt of the Staff’s comment letter dated March 28, 2012.  In the letter the Staff requested that the Bank provide a response within ten business days or that it advise the Staff when it will provide a response.

As discussed with Mr. Vaughn on March 30, 2012, the Bank plans to submit its response to the comment letter no later than April 26, 2012.  The additional time will allow relevant personnel to perform the work necessary for thorough responses and will permit time for required review of the responses prior to their submission to the Staff.  Additionally, the extension will accommodate schedule conflicts caused by the upcoming holidays.

Division of Corporate Finance	-2-

If you have any questions concerning this matter please contact the undersigned at 212-558-4016.

Very truly yours,

Donald R. Crawshaw

cc:	Rod Bolger
Linda F. Mezon
Paul D. Guthrie
(Royal Bank of Canada)

William A. Cunningham
(Deloitte & Touche LLP)

Donald J. Toumey
(Sullivan & Cromwell LLP)